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APEX FARMS CORP

REGULATION A+ TIER 2 INITIAL PUBLIC OFFERING

Apex Farms Corp. designs highly practical vertical growing systems that even the little guy can afford! We have analyzed, challenged, and worked out a system for growing food that can be accessible to everyone at relatively low prices. We see our community as the world at large, standardizing our farming method to create jobs, cultivate healthier eating opportunities, and reducing the carbon footprint is our main focus.

With global hunger on the rise, many farms face challenges in meeting demand due to the high costs of water, land, energy, and labor. Apex Farms Corp. has developed a Vertical Farming System to address this need. Using patented and patent-pending technology, the hydroponic system can grow a wide variety of plants, including vine plants, root plants, flowers, and greens. The planting rows are stacked to reduce overall resource use but are fully accessible for harvesting from the ground – no need for conveyor belts, scaffolding, or complex machinery. Ultimately, the company wants to achieve the highest levels of efficiency and allow clients to fully customize their farm.

We at Apex Farms Corp. believe that Regulation A+ is the best tool to allow both accredited and non-accredited investors an opportunity to get involved in our growing company.

Please view the "Who Are We" video, along with reviewing the Offering Circular, by clicking on the links below and consider joining us by Investing Now to positively impact our communities together!



OFFERING DETAILS

Total Raise: $1,000,000   **Shares Offered:** 5,000,000 **Share Price:** $0.20   **Minimum Investment:**

$100


Apex Corporate Video
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VIEW/DOWNLOAD OFFERING CIRCULAR

INVEST NOW

LEGAL

IMPORTANT: An offering statement relating to these securities has been filed with the Securities and Exchange Commission but has not yet become qualified. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is qualified, and any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance given after the qualification date. A copy of the most recent version of the Preliminary Offering Circular can be accessed here https://www.sec.gov/cgi-bin/browse-edgar?company=apex+farms&owner=exclude&action=getcompany.

No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until an offering statement on Form 1-A is qualified pursuant to the Securities Act of 1933, as amended, and any such offer may be withdrawn or revoked without obligation or commitment of any kind, at any time before notice of its acceptance is given after the qualified date. Any person's indication of interest involves no obligation or commitment of any kind.

For more information about Regulation A offerings, including the unique risks associated with these types of offerings, please click on the SEC's Investor Alert.

Investing in an IPO is subject to unique risks, tolerance for volatility, and potential loss of principal, that customers should be aware of prior to making an investment decision. Investing in securities involves risk, including the possible loss of principal, individual investments may face increased risk of price fluctuation over more diversified holdings due to adverse developments within a particular industry or sector.

APEX FARM CORP



501 Slverside Rd. PMB# 352
Wilmington, DE 19809



302-307-3668



info@apexfarming.com

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501 Silverside Rd
501 Silverside Rd, Wilmington, DE 19809, USA
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Apex Farms CORP

Our Apex Vertical System has been granted two patents No. 9,795,097 and 10,004,188 on our technology.

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